UNITED STATES OF AMERICA
       BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.


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IN THE MATTER OF
NATIONAL FUEL GAS COMPANY                      CERTIFICATE
NATIONAL FUEL GAS DISTRIBUTION CORPORATION     PURSUANT TO
NATIONAL FUEL GAS SUPPLY CORPORATION           RULE 24
SENECA RESOURCES CORPORATION
UTILITY CONSTRUCTORS, INC.
HIGHLAND LAND & MINERALS, INC.
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT, INC.

FILE NO. 70-8963

(Public Utility Holding Company
Act of 1935)
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          In accordance with the terms of the Order dated March 11, 1997 issued to National Fuel Gas Company ("National") and its above-named subsidiaries, National hereby reports that, as of September 30, 1997, December 31, 1997 and March 31, 1998, neither National nor any of its subsidiaries had acquired any interest in any company which would be the "Affiliate" or a "Special Purpose Entity" described in the Order. The applicants therefore have nothing to report in compliance with the Order's requirement to report various data with respect to the Affiliate.


          IN WITNESS WHEREOF, National has caused this
Certificate to be executed this 7th day of April, 1998.


                              NATIONAL FUEL GAS COMPANY


                              By: /s/ James R. Peterson
                                     James R. Peterson
                                    Assistant Secretary